Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

CAESARS ACQUISITION COMPANY

Up To [—] Shares of Class A Common Stock

Issuable Upon the Exercise of Subscription Rights Distributed to Record Stockholders of

Caesars Entertainment Corporation

[—], 2013

Dear Stockholder:

This notice is being distributed by Caesars Entertainment Corporation (“Caesars Entertainment”) to all holders of record (the “Record Holders”) of shares of its common stock, as of 5:00 p.m., New York City time, on [—], 2013 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”), at no charge, of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Caesars Acquisition Company (the “Company”) at a price of $[—] per whole share. The Rights are described in the Company’s Prospectus, dated [—], 2013 (the “Prospectus”).

In the Rights Offering, an aggregate of [—] shares of Class A Common Stock are being offered pursuant to the Prospectus. The Rights will expire if they are not exercised by 5:00 p.m., New York City time, on [—], 2013 (the “Expiration Date”). Rights not exercised by the Expiration Date will expire, have no value and cease to be exercisable for Class A Common Stock, unless such Rights are exercised by mail that is postmarked on or before the Expiration Date and are received by the Subscription Agent before 5:00 p.m., New York City time, on the second business day after the Expiration Date (the “Mail Deadline”). Rights validly exercised by mail postmarked on or before the Expiration Date and received by the Subscription Agent by the Mail Deadline will be deemed to have been exercised by 5:00 p.m., New York City time, on the Expiration Date.

As described in the accompanying Prospectus, each Record Holder will receive one Right for every full share of Caesars Entertainment common stock owned of record as of 5:00 p.m., New York City time, on the Record Date.

Each Right gives the holder thereof the right to purchase from the Company one share of Class A Common Stock (the “Basic Subscription Right”) at a subscription price of $[—] per whole share (the “Subscription Price”) or the right to retain such Right. For the avoidance of doubt, a holder may not elect to retain more than the number of Basic Subscription Rights actually issued to such holder. Shares of Class A Common Stock underlying retained Basic Subscription Rights will not be available for subscription pursuant to the Over-Subscription Privilege (as described below). Fractional shares or cash in lieu of fractional shares will not be issued in the Rights Offering. Instead, fractional shares resulting from the exercise of Basic Subscription Rights will be eliminated by rounding up to the nearest whole share. As an example, if you owned 1,000 shares of Caesars Entertainment common stock as of the Record Date, you would receive 1,000 subscription rights pursuant to your Basic Subscription Right that would entitle you to purchase 1,000 shares of Class A Common Stock for $[—] per whole share, subject to, if applicable, any part of the subscription price that is used to reimburse withholding taxes (including backup withholding taxes) paid by Caesars Entertainment on behalf of you. Unless you have been qualified or licensed by, or have obtained the applicable waiver from, the applicable gaming regulatory authorities, you will not be permitted to subscribe for any shares of Class A Common Stock that would result in you beneficially owning 5% or more of the outstanding Class A Common Stock.

In addition, holders of Rights who purchase all of the shares of Class A Common Stock available to them pursuant to their Basic Subscription Rights, after giving effect to any purchases or sales of Rights by them prior to such exercise, may also choose to subscribe (the “Over-Subscription Privilege”), at the same Subscription Price of $[—] per whole share, for a portion of any shares of Class A Common Stock that other holders of Rights do not purchase or affirmatively retain through the exercise of their Basic Subscription Rights or the retention of their Rights, respectively (the “Excess Shares”). The Subscription Agent will allot shares of Class A Common Stock in the Rights Offering as follows:

•	First, shares will be allocated to Record Holders who exercise their Basic Subscription Rights at a ratio of one share of Class A Common Stock per exercised subscription right.

•	Second, Excess Shares will be allocated among the Record Holders who exercise the Over-Subscription Privilege, in accordance with the following formula:

•	Each holder who exercises the Over-Subscription Privilege will be allocated a percentage of the Excess Shares equal to the percentage that results from dividing (i) the number of Basic Subscription Rights which that holder exercised by (ii) the number of Basic Subscription Rights which all holders who wish to participate in the Over-Subscription Privilege exercised. Such percentage could result in the allocation of more or fewer Excess Shares than the holder requested to purchase through the exercise of the Over-Subscription Privilege.

•	Third, if the allocation of Excess Shares pursuant to the formula described above in the second step would result in any holder receiving a greater number of shares of Class A Common Stock than that holder subscribed for pursuant to the Over-Subscription Privilege, then such holder will be allocated only that number of shares for which the holder over-subscribed.

•	Fourth, any shares of Class A Common Stock that remain available as a result of the allocation described above being greater than a holder’s over-subscription request will be allocated among all remaining holders who exercised the Over-Subscription Privilege and whose initial allocations were less than the number of shares they requested. This second allocation will be made pursuant to the same formula described above and repeated, if necessary, until all available shares of our Class A Common Stock have been allocated or all over-subscription requests have been satisfied in full.

Unless you have been qualified or licensed by, or have obtained the applicable waiver from, the applicable gaming regulatory authorities, any shares of Class A Common Stock that would be allocated to you, but that would cause your beneficial ownership of Class A Common Stock to equal or exceed 5% of the outstanding Class A Common Stock, will not be allocated to you, and instead will be allocated to other holders of Rights pursuant to the steps described above.

You will be required to submit payment in full for all of the shares of Class A Common Stock you wish to buy pursuant to the exercise of the Basic Subscription Right and the Over-Subscription Privilege to Computershare Trust Company, N.A. (the “Subscription Agent”) by no later than 5:00 p.m., New York City time, on the Expiration Date or, if payment is sent by mail postmarked on or before the Expiration Date, before the Mail Deadline. Your payment must be made in U.S. dollars by cashier’s or certified check drawn upon a United States bank, or a personal check that clears within two business days of the Expiration Date, payable to the Subscription Agent. If you wish to use any other form of payment, you must obtain the prior approval of the Subscription Agent and make arrangements in advance with the Subscription Agent for the delivery of such payment. If paying by uncertified personal check, please be aware that funds paid in this manner may take at least five business days to clear. We urge you to consider using a cashier’s or certified check as we will not be responsible for any delays in processing personal checks, even if such delays result in your Rights not being exercised.

If you send a subscription payment that exceeds the amount necessary to purchase the number of shares of Class A Common Stock for which you have indicated an intention to purchase, then the remaining amount will be returned to you by the Subscription Agent, without interest, as soon as practicable following the expiration of the Rights Offering.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”). Your Rights are non-transferable, meaning that you may not sell, transfer or assign your Subscription Rights Certificate to anyone else.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions for Use of Caesars Entertainment Corporation Subscription Rights Certificates; and

4.	A return envelope addressed to the Subscription Agent.

Your prompt action is requested if you intend to participate in the Rights Offering. As described further in the Prospectus, to exercise your Rights, you must properly complete and duly execute your Subscription Rights Certificate and forward it, together with payment in full of the total required subscription amount for all of the shares you intend to subscribe for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, to the Subscription Agent. Do not send the Subscription Rights Certificate or payment to the Company or to Caesars Entertainment. Your properly completed and duly executed Subscription Rights Certificate, accompanied by full payment of the total subscription amount, must be received by the Subscription Agent before 5:00 p.m., New York City time, on the Expiration Date or, if sent by mail postmarked on or before the Expiration Date, before the Mail Deadline. Once you have exercised your Rights, you may not cancel, revoke or otherwise amend the exercise of your Rights. Any Rights that are not exercised prior to 5:00 p.m., New York City time, on the Expiration Date, or, if exercised by mail postmarked on or before the Expiration Date, before the Mail Deadline, will be void, of no value and will cease to exercisable for shares of Class A Common Stock, and you will have no further rights under them.

Additional copies of the enclosed materials may be obtained from Georgeson Inc. (the “Information Agent”), by calling (888) 624-2255 (toll-free) or, if you are a bank, broker or other nominee, (800) 223-2064. You may also contact the Information Agent if you have any questions regarding the Rights Offering or require any assistance in exercising your Rights.

Very truly yours,

Caesars Entertainment Corporation

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